SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated August 31, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated on August 31, 2016 the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the twelve-month period (in ARS thousands)	06/30/2016	06/30/2015

Gain / Loss attributable to:
Company’s shareholders	816,598	581,269
Non-controlling interests	95,102	39,346

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	(19,770)	(19,770)
Special Reserve	39,078	39,078
Changes in non controlling interest	15,802	15,802
Retained earnings	816,600	283,582
Non-controlling interest	180,784	184,834
Total Shareholders’ Equity	1,672,115	1,143,147

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050.8, divided into 1,260,140,508 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	1,192,218,935	94.61%
Minority Shareholders	67,921,573	5.39%

Below are the highlights for the twelve-month period ended June 30, 2016:

  -
Net gain for FY 2016 reached ARS 911.7 million, increasing by 47% compared to FY 2015.

  -
The Company’s EBITDA reached ARS 2,174.1 million in FY2016, 37% higher than in 2015, due mainly to better results from the shopping centers segment, the acquisition of offices in December 2014 and higher income from sales of investment properties.

  -
Our shopping centers’ sales grew by 34.3% in FY2016 (29.6% considering the same shopping centers) and the portfolio’s occupancy rate stood at 98.6%.

  -
We sold 6.814 sqm of office floors in Intercontinental Plaza building in FY16, at a gain of ARS 175.6 million.

  -
We extended this year the maturity of our debt to 2023 issuing an international bond for USD 360 million at an annual fixed interest rate of 8.75%.

  -
We launched 3 investments projects that will start during next fiscal year: Alto Palermo expansion and the developments of “Polo Dot” and “Catalinas” Office buildings

1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: August 31 , 2016